[HALIFAX CORPORATION OF VIRGINIA LETTERHEAD]
January 29, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549
Attn: Evan S. Jacobson
Re:	Halifax Corporation of Virginia Preliminary Proxy Statement on Schedule 14A Filed January 20, 2010 File No. 001-08964
Ladies and Gentlemen:
Halifax Corporation of Virginia (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HALIFAX CORPORATION OF VIRGINIA
By:	/s/ Charles L. McNew
	Name:	Charles L. McNew
	Title:	President and Chief Executive Officer

cc:	Jane K. Storero (via email)